Exhibit 15.1

SUMMARY OF TECHNICAL REPORT AND PEA ON
 THE BLANKET MINE PROPERTY IN ZIMBABWE

Prepared by Minxcon (Pty) Ltd
on behalf of
Caledonia Mining Corporation
December 2, 2014

Qualified Persons who prepared the Report –	Daan van Heerden (qualified person)
Uwe Engelmann (supervising principal)
Dario Clemente (supervising principal)
Jaco Burger (author)
J Knight (author)
A Scholtz (author)
D Dreyer (author)

SUMMARY

Minxcon Proprietary Limited (“Minxcon”) was commissioned by Greenstone Management Services Proprietary Limited (“GMS”) to compile an NI 43-101 Technical Report on the Blanket Mine for its parent company Caledonia Mining Corporation (“Caledonia”). The Report was required to provide the basis for a PEA on the potential of the depth extension of the current reserves as contained in the LoM Plan.

The Blanket Mine is located in the south-west of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is situated 150 km southeast of Bulawayo, the country's second largest city, and 200 km northwest of the Beit Bridge Border post with South Africa. Although some 268 mines operated in this greenstone belt in the early 1900s, Blanket Mine is one of the few remaining operating mines.

In keeping with the Indigenisation and Economic Empowerment Act, which was enacted in 2007, 51% of Blanket Mine is owned by indigenous Zimbabweans. The various transactions were implemented with effect from September 5, 2012. In terms of the agreements, the transactions are vendor financed by way of dividend sacrifice.

Blanket Gold Mine is a well-established Zimbabwean gold mine, which operates at a depth of approximately 750 m below surface and produced approximately 45,500 ounces of gold in 2013. Blanket also holds brownfield exploration and development projects both on the existing mine area and on its prospects in the surrounding Gwanda area. The Blanket Mine covers the claims of Jethro, Blanket section, Feudal, AR, Sheet, Eroica and Lima, comprising a total area of approximately 2,540 ha.

The Blanket Mine exploits a fairly typical Archaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Most mining activity takes place within AR South, AR Main and Eroica ore shoots. The gold enrichment occurs in near-vertical shoots spread out along an approximate north−south axis. Two main types of mineralization are recognized, namely disseminated sulphide replacement type mineralization forming the bulk of the orebodies, and gold-bearing quartz-filled shear zones. At Blanket Mine, the rock units strike north−south and dip steeply to the west.

The local geology consists of a basal felsic unit in the east that is not known to be mineralised. This unit is overlain by an ultramafic zone that includes the locally mineralized BIFs hosting the orebodies of the nearby Vubachikwe mine. The operating Blanket orebodies are situated in the immediately overlying unit – a sequence of komatiitic and tholeiitic lavas. A capping of andesite completes the stratigraphic sequence.

The mafic unit which hosts the gold mineralisation is for the most part a metabasalt with locally preserved pillow basalts. Regionally, the rock is a fine-grained massive amphibolite with localised shear planes. A low angle transgressive shear zone (up to 50 m wide cutting through the mafic zone) is the locus of some 25 gold ore shoots. The shear zone is characterised by a well-developed fabric and the presence of biotite.

Exploration activities are carried out both on and off the mine. Mine exploration takes place mostly underground on the producing claims and is aimed at defining the depth outline of the ore shoot trends, as well as quantifying additional resources. Off-mine exploration takes place on regional projects which have the potential to yield new sources of ore and possibly give rise to new mines.

The following table reflects the Mineral Resource Statement for Blanket Mine as at August 2014, as verified by Minxcon. The Blanket Mine Resource classifications have been changed to Measured, Indicated and Inferred and the Mineral Resources are declared as inclusive of all Mineral Reserves. Accordingly, the Mineral Reserves are declared separately, and are determined by their inclusion in the Life of Mine plan.

August 2014 Mineral Resource as Verified by Minxcon
Mineral Resource Category	Tonnage	Au Grade	Contained Gold
	t	g/t	kg	oz
Measured Resource	1,572,733	3.91	6,146	197,606
Indicated Resource	2,478,902	3.77	9,340	300,288
Total Measured and Indicated	4,051,635	3.82	15,486	497,895
Inferred Resource	3,344,831	5.11	17,106	549,963
Notes:
Tonnes are in situ.
All figures are in metric tonnes.
Mineral Reserves are included in the Mineral Resources.
Mineral Resources are stated at a 1.96 g/t cut-off.
No geological losses were applied to the tonnage.
Tonnage and grade have been rounded and this may result in minor adding discrepancies.
The tonnages are stated at a relative density of 2.86 t/m3.

The Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves by applying applicable mining rates and other modifying factors. The Mineral Reserve Statement for Blanket mine is illustrated in the following table.

Mineral Reserve Statement (October 2014)
Mineral Reserve Category	Tonnage	Au Grade	Contained Gold
	t	g/t	kg	oz
Proven	856,005	3.40	2,912	93,638
Probable	2,077,828	3.78	7,862	252,758
Total Mineral Reserves	2,933,833	3.67	10,774	346,396
Notes:
Tonnages refer to tonnes delivered to the metallurgical plant.
All figures are in metric tonnes.
Pay limit for Blanket Mine 2.03 g/t.
Pay Limit calculated: USD/oz. = 1250; Direct Cash Cost (C1) – 71 USD/t milled.

Mr. Uwe Engelmann, Pr. Sci. Nat., a consultant with Minxcon is the “Independent Qualified Person” for Blanket’s resources as required by National Instrument 43-101 of the Canadian Securities Administrators. Mr. Daan van Heerden, Pr. Eng., a director of Minxcon is the “Independent Qualified Person” for Blanket’s reserves as required by National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary note to U.S. Investors concerning estimates of Inferred Resources.
The above table uses the term “inferred resources”. We advise U.S. investors that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources.
The above table uses the term “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Blanket Mine is an operational mine with well-established infrastructure and no major modifications or upgrades are necessary to sustain mining and processing operations. Major infrastructure consists of underground workings, a process plant, workshops and a tailings dam.

Two types of mining methods are used at the Blanket Mine:
•	Underhand stoping in the narrow Mineral Deposits,
•	Long hole stoping in the wider Mineral Deposits.

The surrounding country rock at the Blanket Mine, a massive amphibolite, is generally very competent and support such as rock bolts are rarely required. All ore is trammed to the 22 Level Ore Bins where, after primary crushing, the ore is loaded into skips via a loading flask and hoisted to surface.

The Blanket Gold Plant consists of crushing, milling, Carbon-in-Leach (“CIL”) and batch elution electro-winning circuits. The front-end comminution circuits (crushing and milling) have a capacity of about 40 ktpm while the CIL and downstream circuits have a capacity of approximately 100 ktpm to 120 ktpm. The plant achieved a recovery of about 93% over the past year. The plant is well-operated and maintained and housekeeping is of a high standard. Approximately 50% of the gold is recovered via the Knelson concentrators as free gold. Tailings from the CIL stream is pumped to a tailings dam, with the effluent being recycled to the plant.

Two permits for effluent disposal have been issued to the Blanket Mine, covering the sewage effluent and mill tailings disposals. The Mine has implemented a pollution monitoring system around the current tailings dam with the installation of a number of piezometers, which are routinely monitored on an independent basis by Fraser Alexander personnel from its Harare office.

In terms of the Mining General Regulations, certain closure obligations are to be fulfilled.   These are covered in a Closure Plan initially prepared by Knight Piesold. Management revised the quantum of the provisions in 2013.

The Blanket Mine smelts gold Doré bars on a weekly basis and delivers them to a local refinery which is operated by the Reserve Bank of Zimbabwe. The Doré bars are then smelted, sampled and assayed and Blanket is paid according to the London Bullion Market Association Tuesday pm Gold Fix.

Minxcon prepared a market valuation based on the free cash flow from the Blanket Mineral Reserves to demonstrate whether the extraction of the ore body is viable and justifiable under the defined set of modifying factors. This was demonstrated using the Discounted Cash Flow (“DCF”) method on a Free Cash Flow to the Firm (“FCFF”) basis, to calculate the nett present value (“NPV”) and the intrinsic value of the mine in real terms. The DCF valuation was calculated at a gold price of USD1,250/oz and yielded a NPV of USD66 million at a real discount rate of 8.36%.

Direct Cash cost for Blanket is USD71/milled tonne, which equates to USD641/oz, which is below the average global gold cash cost of USD767/oz. The fully-allocated cost for the Mine is USD95/milled tonne equating to USD864/oz.

Preliminary Economic Assessment Summary

Minxcon was commissioned by GMS in November 2014 to complete a scoping level study on the Blanket Mine which comprises of an initial extension from below 750 m Level to 1000 m Level, in the form of a Preliminary Economic Assessment (PEA). The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves. A DCF valuation was completed as part of the PEA and the value derived from the PEA includes the LoM Reserve plan as well as the Inferred Resources used in the expansion of the mine plan. The best-estimated value of the PEA was calculated at USD147 million with at a real discount rate of 8.36% compared to the value of USD66 million derived from the LoM Reserve plan. The PEA thus adds an additional USD981 million to the LoM Reserve plan. Substantial upside potential exist in that the resource planned in the PEA is small in comparison to the exploration targets that could be converted to resource below 750 m Level.

Confidence in the Mineral Resource is concept level because the resources below 750 m Level are predominantly in the Inferred category, but mitigated by the fact that only 3% of the Inferred Resources is required to achieve payback. The PEA mine plan, design, schedule and OPEX estimation is better that concept level and based on current actual performance. The capital estimation was estimated on a definitive level of confidence.

The existing infrastructure at the Blanket Mine will be utilised in parallel with new infrastructure specifically aimed at targeting the Below 750 m Level mining areas. The average tonnage planned in the Reserve plan at steady state is around 38 ktpm and this is expected to increase to above 50 ktpm.

The average grade is expected to increase slightly from 3.67 g/t to 4.02 g/t. The historic metallurgical recoveries of 93.3% are not expected to change with the increased mill throughput at Blanket Mine.

The infrastructure extensions as defined in the PEA add an additional approximately 345 koz to the 320 koz (665 koz in total) already included in the LoM Reserve plan, effectively doubling the amount of gold expected to be recovered. In addition to the PEA gold production, substantial additional resource potential exists in the Exploration Target areas below AR Main, AR South, Lima and Eroica. The PEA project will provide access to these Exploration Target areas that will potentially extend the LoM.

Direct Cash cost for the PEA is USD66/milled tonne which equates to USD546 oz; well below the average global gold cash cost of USD767/oz. The fully-allocated cost for the PEA is USD94/milled tonne which equates to USD775/oz; noticeably lower than similar gold mining operations.

The Report, authored by J. Burger, J. Knight, F.J.J. Fourie and D. Dreyer, dated November 26, 2014, can be viewed on the Company’s website pursuant to the links “Investors” and “Technical Reports” - and on SEDAR at: www.sedar.com